UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013 or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________
Commission file number 001-36504

WEATHERFORD INTERNATIONAL, LLC
401(k) SAVINGS PLAN

2000 St. James Place
Houston, Texas 77056

Weatherford International plc
Bahnhofstrasse 1, 6340 Baar,
Switzerland

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee of the
Weatherford International, LLC 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Weatherford International, LLC 401(k) Savings Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4a, schedule of delinquent participant contributions and supplemental schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2013 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Melton & Melton L.L.P.

Houston, Texas
June 27, 2014

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
ASSETS:
Investments, at fair value	$766,887,607	$616,625,203

Receivables:
Notes receivable from participants	26,928,451	22,725,306
Plan Sponsor contributions	1,357,752	2,847,710
Participants' contributions	—	2,621,844
Accrued income	32	113,039
Loan repayments	—	439,676
Pending settlement	38,964	359,170
Total Receivables	28,325,199	29,106,745
NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	$795,212,806	$645,731,948
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	$(927,828)	$(882,810)
NET ASSETS AVAILABLE FOR BENEFITS	$794,284,978	$644,849,138

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:

Interest income on investments	$13,632
Interest income on notes receivable from participants	1,029,599
Dividend income	30,741,116
Net appreciation in fair value of collective trusts	18,035,898
Net appreciation in fair value of common stock	30,096,791
Net appreciation in fair value of mutual funds	52,875,227
132,792,263

Contributions:
Participants	76,666,013
Plan Sponsor	40,321,839
Rollovers	5,367,758
122,355,610

Other income	13,348

Total Additions	255,161,221

DEDUCTIONS:

Benefits paid to participants and beneficiaries	$105,420,090
Administrative fees	305,291

Total Deductions	105,725,381

NET INCREASE	149,435,840

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	644,849,138

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$794,284,978

The accompanying notes are an integral part of these financial statements.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, LLC 401(k) Savings Plan ("the Plan"), formerly known as the Weatherford International, Inc. 401(k) Savings Plan, provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the board of directors ("the Board of Directors") of Weatherford International, LLC ("the Plan Sponsor"), formerly known as Weatherford International, Inc.

Effective April 1, 2013, the Plan Sponsor converted from a Delaware corporation to a Delaware limited liability company and accordingly changed its name from "Weatherford International, Inc." to "Weatherford International, LLC". The Plan is henceforth known as the "Weatherford International, LLC 401(k) Savings Plan".

Effective as of June 17, 2014, Weatherford International Ltd., a Swiss joint-stock corporation ("Weatherford Switzerland"), merged into Weatherford International plc, an Irish public limited company ("Weatherford Ireland") making Weatherford Ireland the new public holding company and the parent of the Weatherford group of companies. By virtue of the merger, Weatherford International, LLC became an indirect, wholly-owned subsidiary of Weatherford Ireland.

The Board of Directors appointed a committee ("the Benefits Administrative Committee") to administer the Plan.  Bank of America, N.A. serves as asset custodian and trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.‑source income from the Plan Sponsor and employees who are members of other retirement plans sponsored by the Plan Sponsor or one of its subsidiaries outside the United States or employed by an affiliate company that has not adopted the Plan, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Plan Sponsor's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax and/or Roth basis subject to certain limitations, up to 50 percent and on an after tax basis, up to 16 percent of his or her considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers and/or direct transfers from other qualified plans.

Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations.

The Plan Sponsor automatically deducts and contributes to the Plan 3 percent of the considered compensation for each newly eligible employee who has not voluntarily elected a salary deferral. No automatic deduction is taken for those employees who have elected to defer a different percentage of covered compensation or for those who have elected not to participate in the salary deferral.  In addition, for those participants with a pre-tax contribution rate of between 1 percent and 5 percent, their rate will be increased automatically by 1 percent annually to a maximum of 6 percent, unless they elect to opt out of the automatic increase.

The Plan Sponsor shall make matching contributions equal to 100 percent of the participant's pre-tax and/or Roth contributions up to 4 percent of considered compensation, as defined by the Plan, on a plan year basis.  Considered compensation used to calculate the Plan Sponsor match includes overtime, bonuses and commissions but does not include relocation expenses, severance pay, or any amounts paid after an employee's severance from employment.  The Plan Sponsor, solely at the discretion of the Board of Directors, may make additional discretionary contributions.  There were no additional discretionary contributions made for the year ended December 31, 2013.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

Participant Accounts

Each participant's account is charged with certain expenses and credited with the participant's contributions, the Plan Sponsor's matching contributions, an allocation of the Plan Sponsor's discretionary contribution, if any, and Plan earnings or losses thereon.  Earnings or losses are allocated by investment based on the ratio of the participant's account invested in a particular investment to all participants' accounts in that investment.

Investment Options

For the year ended December 31, 2013, participants had the following investment options: sixteen mutual funds, two collective trusts, a money market account and Weatherford International Ltd. registered shares ("Registered Shares").  Each participant who invested in Registered Shares had the right to vote the shares in his or her account with respect to any matter that came before the shareholders for a vote.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant's Plan Sponsor match and discretionary contribution accounts.

Notes Receivable from Participants

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant's vested account balance.  Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence.  In the case of home loans, all such loans are required to be repaid within ten years.  The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in The Wall Street Journal at the date of the loan plus 1% or at a rate determined by the Benefits Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions or rollover contributions from the Plan at any time and for any reason during the year, with a minimum withdrawal of $500.  The participant's pre-tax contributions, Roth contributions and Plan Sponsor contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship.  Withdrawals based on financial hardship result in a suspension of participant contributions for 6 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance will be made available to the participant or his or her beneficiary as a lump sum.  Upon termination of employment, the participant's entire account balance will be available for withdrawal.  If a participant has not elected otherwise, all mandatory distributions less than $1,000 are paid directly to the participant, while those in excess of $1,000, but not greater than $5,000, are automatically rolled-over into individual retirement accounts selected by the Benefits Administrative Committee.  Certain benefits related to other forms of payment are protected by the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules.  Actual results could differ from those estimates.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

Valuation of Investments

The Plan's investments are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Invesco Stable Value Retirement Fund, a collective trust, invests in fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Income Recognition

Interest and dividend income is recorded when earned.  Purchases and sales of securities are recorded on a trade-date basis.  Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net appreciation in fair value of collective trusts, common stock and mutual funds on the Statement of Changes in Net Assets Available for Benefits.  No dividends were paid on Registered Shares during 2013.

Payment of Benefits

Benefits are recorded when paid.

Expenses of the Plan

Recordkeeping fees for the Plan and fees for certain other services such as mailers, etc. are paid for by the revenue sharing from plan investments.  Other administrative fees incurred by the Plan are paid by the Plan Sponsor, except for participant loan fees, which are paid from the account of the participant requesting the loan.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

3.	INVESTMENTS:

Individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Invesco Stable Value Retirement Fund (stated at contract value)	$114,915,570	$104,722,401
Registered Shares of Weatherford International Ltd.	104,405,873	79,358,480
BlackRock Equity Index Non-Lendable Fund	63,846,204	60,901,083
The Oakmark Fund	60,965,714	—
PIMCO Total Return Fund	59,904,196	58,061,911
Thornburg International Value Fund	57,227,944	34,629,362
Goldman Sachs Mid Cap Value Fund	47,208,464	—
American Beacon Small Cap Value Fund	44,184,021	37,331,725
Invesco Equity and Income Fund	39,725,440	—
MFS International New Discovery Fund	—	46,670,263
Davis New York Venture Fund	—	36,390,527

The fair value of the Invesco Stable Value Retirement Fund totaled $115,843,398 and $105,605,211 at December 31, 2013 and 2012, respectively.

4.	FAIR VALUE MEASUREMENTS:
Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources (observable inputs) and an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).  The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

In accordance with ASC 820, the following table presents the Plan's assets that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Money market funds	$10,402,927	$—	$10,402,927
Mutual funds:
Domestic small/mid cap growth	21,263,362	—	21,263,362
Domestic small/mid cap value	91,392,485	—	91,392,485
Domestic small/mid cap blend	20,470,126	—	20,470,126
Domestic large cap growth	28,109,971	—	28,109,971
Domestic large cap blend	60,965,714	—	60,965,714
Domestic large cap value	14,914,400	—	14,914,400
Domestic/foreign allocation	65,117,153	—	65,117,153
Foreign stock	95,994,196	—	95,994,196
Fixed income	72,666,734	—	72,666,734
Other	1,495,064	—	1,495,064
Common stock(a)	104,405,873	—	104,405,873
Collective trusts:
Stable value(b)	—	115,843,398	115,843,398
Large cap blend(c)	—	63,846,204	63,846,204
Total assets at fair value	$587,198,005	$179,689,602	$766,887,607

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Total
Money market funds	$6,367,053	$—	$6,367,053
Mutual funds:
Domestic small/mid cap growth	15,518,295	—	15,518,295
Domestic small/mid cap value	68,076,794	—	68,076,794
Domestic small/mid cap blend	16,056,688	—	16,056,688
Domestic large cap growth	15,593,163	—	15,593,163
Domestic large cap blend	36,390,527	—	36,390,527
Domestic large cap value	7,184,827	—	7,184,827
Domestic/foreign allocation	52,777,738	—	52,777,738
Foreign stock	81,299,625	—	81,299,625
Fixed income	70,339,354	—	70,339,354
Other	1,156,365	—	1,156,365
Common stock(a)	79,358,480	—	79,358,480
Collective trusts:
Stable value(b)	—	105,605,211	105,605,211
Large cap blend(c)	—	60,901,083	60,901,083
Total assets at fair value	$450,118,909	$166,506,294	$616,625,203

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

(a)	The investments in common stock are all Weatherford International Ltd. registered shares.

(b)
This category includes a collective trust that is designed to provide preservation of capital, liquidity and current income at levels that are typically higher than those provided by money market funds.  The trust invests primarily in synthetic guaranteed investment contracts and a short-term investment fund.  Participant-directed redemptions have no restrictions; however, the Plan is subject to a one-year notice provision if redemption is initiated.  Effective May 1, 2013, the required one-year notice provision was changed to a two-year provision. For further discussion of the value of the trust, see Note 2.

(c)
This category includes a collective trust that is designed to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").  The trust invests primarily in a portfolio of equity securities designed to substantially equal the performance of the S&P 500 Index.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

Common stock is valued at the closing price reported on the active market on which the individual securities are traded.  Money market and mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2013 and 2012. The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.

5.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, money market, mutual funds and common stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

As of December 31, 2013 and 2012, the Plan was a holder of approximately 82 percent and 87 percent, respectively, of the assets held by the BlackRock Equity Index Non-Lendable Fund.

6.   PARTY-IN-INTEREST TRANSACTIONS:

Certain investments of the Plan are maintained by Bank of America, N.A.  Bank of America, N.A. is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Additionally, a portion of the Plan's assets were invested in Weatherford International Ltd.'s Registered Shares at December 31, 2013.  Because the Plan Sponsor was an indirect, wholly-owned subsidiary of Weatherford International Ltd. at December 31, 2013, transactions involving Weatherford International Ltd.'s Registered Shares qualified as party-in-interest transactions.  All of these transactions, including notes receivable from participants, were exempt from the prohibited transactions rules.

7.   PLAN TERMINATION:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

8.   TAX STATUS:

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 17, 2012 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator has indicated that the Plan's operations are in compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by US taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$794,284,978	$644,849,138
Amounts allocated to withdrawing participants	(460,081)	(97,833)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	927,828	882,810
Net assets available for benefits per the Form 5500	$794,752,725	$645,634,115

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2013 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$149,435,840
Amounts allocated to withdrawing participants at December 31, 2013	(460,081)
Amounts allocated to withdrawing participants at December 31, 2012	97,833
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	927,828
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	(882,810)
Net increase in net assets available for benefits per Form 5500	$149,118,610

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2013 and 2012, but not yet paid as of that date.

The accompanying financial statements present fully benefit-responsive contracts at contract value.  The Form 5500 requires fully benefit-responsive contracts to be reported at fair value.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (continued)

10.   SUBSEQUENT EVENTS:

Effective April 1, 2014, the Fidelity Advisor Small Cap Fund, Goldman Sachs Growth Opportunities Fund, and Goldman Sachs Mid Cap Value Fund were removed as investment options. Investments in the Fidelity Advisor Small Cap Fund were transferred to Baron Growth Fund, an existing fund. Investments in the Goldman Sachs funds were transferred to Vanguard Mid-Cap Index Fund. In addition, the share class for Invesco Equity and Income Fund, Invesco Stable Value Retirement Fund, and MFS International New Discovery Fund were switched to a share class with a lower expense ratio.

On June 17, 2014, Weatherford Switzerland completed the change in place of incorporation from Switzerland to Ireland, whereby Weatherford Ireland became the new public holding company and the parent of the Weatherford group of companies. The merger was effected through a merger agreement between Weatherford Switzerland and Weatherford Ireland, dated as of April 2, 2014, pursuant to which each registered share of Weatherford Switzerland was cancelled as consideration for the allotment of one ordinary share of Weatherford Ireland (except for shares held by, or for the benefit of, Weatherford Switzerland or any of its subsidiaries, which were also cancelled, but for which no Weatherford Ireland shares were allotted).

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(a), SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 04-2515019    PN: 002
FOR THE YEAR ENDED DECEMBER 31, 2013

Participant Contributions Transferred Late to the Plan		Total that Constitutes Nonexempt Prohibited Transactions		Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
4,206*		4,206*

* Represents delinquent participant contributions from 2013. The Plan Sponsor will remit lost earnings and file the required Form 5330 in 2014.

WEATHERFORD INTERNATIONAL, LLC 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i), SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 04-2515019    PN: 002
DECEMBER 31, 2013

			Principal Number
(a)	(b) Identity of Issue	(c) Description of Investment	of Units/Shares	(e) Current Value
	COLLECTIVE TRUSTS:
	BlackRock	BlackRock Equity Index Non-Lendable Fund	4,669,680	$63,846,204
	Invesco	Invesco Stable Value Retirement Fund	114,915,570	115,843,398
		Total collective trusts		179,689,602
	MUTUAL FUNDS:
	American Beacon	American Beacon Small Cap Value Fund	1,625,010	44,184,021
	American Funds	American Funds Growth Fund of America	653,568	28,109,971
	American Funds	American Washington Mutual Investors Fund	378,154	14,914,400
	Baron Capital Growth	Baron Growth Fund	72,515	5,302,300
	BlackRock	BlackRock Global Allocation Fund	1,184,868	25,391,713
	E.I.I.	Ell Global Property Fund	89,418	1,495,064
	Fidelity Investments	Fidelity Advisor Small Cap Fund	689,462	20,470,126
	Goldman Sachs	Goldman Sachs Growth Opportunities Fund	524,173	15,961,062
	Goldman Sachs	Goldman Sachs High Yield Fund	575,167	4,106,695
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	1,062,536	47,208,464
	Invesco	Invesco Equity and Income Fund	3,726,589	39,725,440
	MFS	MFS International New Discovery Fund	1,368,865	38,766,252
	Oakmark	The Oakmark Fund	958,128	60,965,714
	PIMCO	PIMCO Total Return Fund	5,603,760	59,904,196
	Thornburg	Thornburg International Value Fund	1,831,880	57,227,944
	Vanguard	Vanguard Inflation-Protected Securities Fund	834,700	8,655,843
		Total mutual funds		472,389,205
	COMMON STOCK:
*	Weatherford International Ltd.	Registered Shares of Weatherford International Ltd.	6,740,211	104,405,873
		Total common stock		104,405,873
	OTHER:
*	Bank of America, N.A.	Retirement Bank Account (RBA)	9,929,081	9,929,081
	BlackRock	BIF Money Fund		473,846
*	Participant loans	Interest rates ranging from 4.25% to 9.25% with varying maturity dates		26,928,451
		Total assets		$793,816,058

* Party in interest.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEATHERFORD INTERNATIONAL, LLC
401(k) SAVINGS PLAN

Date: June 27, 2014	/s/ Kathy Bauer
Kathy Bauer
Director of Benefits and Chairman of the Benefits Administrative Committee for Weatherford International, LLC and Weatherford International plc

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm